[STANDARD PARKING CORPORATION LETTERHEAD]
September 25, 2008
Amanda Ravitz, Branch Chief-Legal
Division of Corporate Finance
Mail Stop 3561
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Standard Parking Corporation (the “Company”) Form S-3 Filed September 4, 2009 File No. 333-161750
Dear Ms. Ravitz:
     In connection with your review of the above-referenced filing, we are writing on behalf of the Company in response to the comment in your letter dated September 21, 2009. For convenience, we have reprinted the Staff’s comment below in bold, with the corresponding response set forth immediately below the comment.
Selling Stockholders, page 4
1.	Please disclose whether any of the selling stockholders are broker-dealers or affiliates of broker dealers.
     The Company has added a sentence to the end of footnote (1) on page 4, which provides that “Each of the GSO Funds is affiliated with a registered broker-dealer.” A similar sentence has also been added to footnote (2) on page 5, which explains that CML VII, LLC has entered into a voting agreement with the GSO Funds and GSO Capital Partners LP, each of which is an affiliate of a registered broker-dealer.
     Also on page 5, the Company has added a paragraph stating that each selling stockholder affiliated with a broker-dealer:
•	acquired the common stock in the ordinary course of business; and

•	at the time of the acquisition of the securities to be resold, the selling stockholder had no agreement or understanding, directly or indirectly, with any person to distribute the securities.
A similar statement has been added as a new paragraph at the end of the “Plan of Distribution” section on page 11.
*  *  *
     The Company would like to acknowledge the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Amanda Ravitz, Branch Chief—Legal
Securities and Exchange Commission
September 25, 2009

     Please feel free to contact me or our attorney, Todd Arkebauer, at (312) 207-6453, if you have any further questions or comments.

Very truly yours,
/s/ Robert N. Sacks
Robert N. Sacks
Executive Vice President—General Counsel

cc:	Chanda DeLong, Staff Attorney
J. Todd Arkebauer, Esq.